GAMESTACY ENTERTAINMENT PRIVATE LIMITED

FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 22 MARCH 2022

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of GAMESTACY ENTERTAINMENT PRIVATE LIMITED,

712, MAGUN MESTRO, PLOT NO. F21A, SECTOR 50,

GAUTAM BUDDHA NAGAR, NOIDA, UP 201301

I have reviewed the accompanying financial statements of GAMESTACY ENTERTAINMENT PRIVATE LIMITED, which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



03/22/2022

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	54	7
Other assets		68	74
Total current assets		122	81
Fixed & Intangible assets:			
Property, plant & equipment		12,541	-
(Less accumulated depreciation)		(1,765)	-
Intangible assets		-	-
(Less accumulated amortization)		-	-
Total Fixed & Intangible Assets		10,776	-
Non-current assets:			
Security Deposits		-	-
Due from Shareholders		-	-
Total non-current assets		-	-
Total Assets	$	**10,898**	**81**
Liabilities & Stockholders' Equity			
Current liabilities:			
Due to shareholders		105,208	8,490
Other payables		3,206	1,541
Total current liabilities		108,414	10,031
Non-current Liabilities:			
Total non-current liabilities		-	-
Total liabilities	$	**108,414**	**10,031**

The accompanying notes are an integral part of these financial statements

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Stockholders' equity (deficit):			
Equity shares, $0.134 (10 'INR') par value, 20,000 shares authorized, 13,158 and 10,000 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		1,801	1,369
Retained Earnings (accumulated deficit)		(11,640)	(5,474)
Net income (loss)		(87,998)	(6,166)
Accumulated other comprehensive income- foreign currency translation adjustments		321	321
Total stockholders' equity (deficit):		**(97,516)**	**(9,950)**
Total Liabilities and stockholders' equity (deficit)	$	**10,898**	**81**

The accompanying notes are an integral part of these financial statements

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		2021	2020
Revenue:			
Income from sales	$	-	-
Total revenues		-	-
Cost of sales		-	-
Gross Profit		**-**	**-**
Expenses:			
Consultancy		45,011	2,135
IT software & consumables		18,129	-
Rent		4,185	-
Advertising & Marketing		4,012	1,901
Depreciation		1,765	-
Meals & Entertainment		1,120	26
Travel & Accommodation		2,518	493
Bank Charges & Fees		217	23
Office Supplies		1,008	725
Other expenses		11,357	923
Total Expenses		89,322	6,226
Income from operations (loss)		**(89,322)**	**(6,226)**
Other Income (Expenses):			
Other Income		1,324	60
Total Other Income (expenses)		1,324	60
Net income (loss) for the year	$	**(87,998)**	**(6,166)**

The accompanying notes are an integral part of these financial statements

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Equity Shares (shares)	Equity Shares (par)	Retained earnings (accumulated deficit)	Other comprehensive income	**Total**
Beginning Balance, December 31, 2019	10,000	1,369	(5,474)	-	**(4,105)**
Issuance of Equity shares	-	-	-	-	**-**
Net income (loss)	-	-	(6,166)	-	**(6,166)**
Foreign Currency Translation	-	-	-	321	**321**
Ending Balance, December 31, 2020	**10,000**	**1,369**	**(11,640)**	**321**	**(9,950)**
Issuance of Equity shares	3,158	432	-	-	**432**
Net income (loss)			(87,998)	-	**(87,998)**
Foreign Currency Translation	-	-	-	-	**-**
Ending Balance, December 31, 2021	**13,158**	**1,801**	**(99,638)**	**321**	**(97,516)**

The accompanying notes are an integral part of these financial statements

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(87,998)	(6,166)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		1,765	-
Changes in:			
Other current assets		6	(74)
Other payables		1,665	1,541
Net cash provided (used) by operating activities		**(84,562)**	**(4,699)**
Cash flow From Investing Activities:			
Acquisitions, fixed assets		(12,541)	-
Disposals of fixed assets		-	-
Net cash provided (used) by investing activities		**(12,541)**	**-**
Cash flow from Financing Activities			
Due to (from) shareholders		96,718	4,706
Proceeds from issuance of equity shares		432	-
Net cash provided (used) by financing activities		**97,150**	**4,706**
Increase (decrease) in Cash		47	7
Cash, beginning of year		7	-
Cash, end of year	$	**54**	**7**

The accompanying notes are an integral part of these financial statements

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

GAMESTACY ENTERTAINMENT PRIVATE LIMITED ('the Company'), is a private company formed pursuant to Section 18 of the Companies Act, 2013 in India on August 14, 2020 (the Company was initially organized as a 'One-person Company' in India on August 2, 2017). The Company operates in the digital gaming industry, and is currently developing 'Influenzer', a social network-based user-generated games platform.

The company entered into a shared services agreement with GAMESTACY INC., a Delaware based U.S. corporation, for the purpose of providing product design & development services. Under the agreement, the Company will cooperate with GAMESTACY INC.'s personnel and is granted access to technical assistance, resources and support, equipment, systems, networks, and corporate information under a non-exclusive and royalty-free right and license.

Functional and presentation currency

The functional currency of the Company is the Indian Rupee ("INR"). All financial information presented in INR has been converted to USD. The results and financial position of the Company are translated into presentation currency using the following procedures:

- assets and liabilities for each balance sheet statement presented are translated at the closing rate at the date of that balance sheet statement;
- income and expenses for each income statement presented are translated at exchange rates at the dates of the transactions; and
- all resulting exchange differences are recognized in other comprehensive income.

The financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2021, and December 31, 2020, as follows:

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	1 USD
Closing exchange rate at:	
December 31, 2021	73.0645 INR
December 31, 2020	73.0574 INR

Summary of significant accounting policies:

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $99,638 and $11,640 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through grants, debt, and equity to finance its operations.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and India. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

The Gaming industry is characterized as a relatively risky business to operate where there is no defined concept of value and pricing. Challenges faced by the Company include:

- The possibility of multi-year delays in launching and operating an economically viable product.
- The possibility of cost overruns.
- Development quality and technological issues.
- Increased competition.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To

increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of assets. PPE included computers with a book value of $10,776 as of December 31, 2021.

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

All software development costs have been expensed as incurred as these costs have been incurred in the preliminary stage of development when capitalization is not allowed.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or

services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income taxes

The Company is subject to tax filing requirements as a private company in India. The Provision for taxes payable is made on the basis of estimated taxable income under the Income Tax Act, 1961. Deferred tax resulting from timing differences between taxable income and accounting income is accounted for by applying tax rates.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that

have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The Company owed its shareholders $105,208 and 8,490 as of December 31, 2021, and December 31, 2020, respectively.

Equity

The Company is authorized to issue Equity shares. The total number of Equity shares authorized to be issued is twenty thousand (20,000) shares at a par value of $0.134 (10 'INR') per share.

Equity shares

As of December 31, 2021, and December 31, 2020, the total number of Equity shares issued and outstanding was 13,158 and 10,000, respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

GAMESTACY ENTERTAINMENT PRIVATE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.